Alston&Bird llp

One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com
January 15, 2010
VIA FACSIMILE AND EDGAR
Ms. Era Anagnosti
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4631

Re:	Builders FirstSource, Inc. Registration Statement on Form S-3 Filed on December 31, 2009 File No. 333-164102
Dear Ms. Anagnosti:
     On January 15, 2010, Builders FirstSource, Inc. (the “Company”) filed via EDGAR Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1 to the Registration Statement”).
     Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter to the Company dated January 14, 2010. The responses below are numbered to correspond with the paragraphs of the Staff’s comment letter. The references in the Company’s responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 1 to the Registration Statement, which we are providing to you for your convenience. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in Amendment No. 1 to the Registration Statement.
General
1.	Please advise us as to the basis upon which you are eligible to register the notes and guarantees on Form S-3. Refer to General Instruction I.B.3. of Form S-3.
     In response to the Staff’s comment, we respectfully submit that the Company is eligible to register the resale of both the common stock and the 2016 notes on Form S-3 pursuant to General Instruction I.B.1 of Form S-3. Question 116.14 of the Securities Act Forms Compliance and Disclosure Interpretations provides that an issuer that meets the float test in General Instruction I.B.1 of Form S-3 may use Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated

Ms. Era Anagnosti
January 15, 2010

quotation system of a national securities association, as required by General Instruction I.B.3. The aggregate market value of the common stock of the Company held by non-affiliates within 60 days of the initial filing of the Registration Statement and the filing of Amendment No. 1 to the Registration Statement was greater than $75 million. The closing price of the common stock of the Company on December 21, 2009 was $4.68 and, on that date, the Company had approximately 17,619,061 outstanding shares held by non-affiliates, or approximately $82,457,205 aggregate market value held by non-affiliates.
2.	We note disclosure throughout the registration statement that the common stock and the 2016 notes being registered for resale “are being issued in transactions exempt from registration” (see prospectus cover page), giving the appearance that the exempt offerings of these securities have not yet been completed. This disclosure appears to be inconsistent with the “Recapitalization Transactions” disclosure in the first page of the Summary, stating that the holders of the 2012 notes “exchanged . . . in transactions exempt from registration . . . their outstanding notes . . .” for a combination of 2016 notes, cash and shares of common stock. If the offer and sale of the common stock and 2016 notes was not completed prior to the filing of this registration statement, Rule 152 under the Securities Act would be unavailable to separate the issuance of these securities and the resale of these securities as separate transactions. To the extent that the noteholders have made an irrevocable investment decision to exchange the 2012 notes with the securities covered by this registration statement and are at market risk with respect to these securities, then your disclosures throughout the registration statement must clearly state that even though the registered securities are not currently outstanding, the offer and the sale of these securities has been completed.
Please advise us as to the basis upon which you have filed this registration statement. If your analysis supports reliance on Rule 152 pursuant to the Commission’s guidance, please revise your disclosures to reflect that the private placements of the resale securities have been completed. We may have additional comments upon review of your response and revised disclosure. For additional guidance, please see Questions 139.11 and 139.27 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.
     As previously discussed with the Staff, on December 30, 2009, the Company completed its private placement of common stock and 2016 notes and related guarantees to the holders of the 2012 notes that signed the Support Agreement (the “Noteholders”). Pursuant to the Support Agreement, such Noteholders agreed to exchange their 2012 notes for either cash, common stock or 2016 notes or some combination thereof. To effect this debt exchange, the Noteholders were required to submit their 2012 notes and make irrevocable elections of exchange consideration (subject to proration) by December 30, 2009. As a result, as of December 30, 2009, the Noteholders had made their investment decision and had become subject to market risk, and the private placement of the common stock and 2016 notes to be issued to the Noteholders was completed.

Ms. Era Anagnosti
January 15, 2010

     We have revised the disclosure in the prospectus to clarify that the private placement of 2016 notes and common stock to the Noteholders was completed on December 30, 2009.
3.	Please revise your disclosure to explain how you determined the number of shares of common stock being registered for resale.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. As previously discussed with the Staff, the Company included in its initial filing of the Registration Statement the maximum number of shares of common stock that could be received in the debt exchange by the Noteholders (which excludes JLL Partners Fund V, L.P. and Warburg Pincus Private Equity IX, L.P., which are not selling securityholders in the Registration Statement), based on the irrevocable elections made by the Noteholders on or before December 30, 2009. This maximum number of shares assumes gross proceeds in the rights offering and pursuant to the Investment Agreement of $75.0 million.
     The actual number of shares that will be issued to the Noteholders (and with respect to which offers and sales are being registered on the Registration Statement) will be determined after all pro rata allocations have been completed in the debt exchange. Once the Company determines the exact number of shares that will be issued to the Noteholders, the Company will file a pre-effective amendment to the Registration Statement that discloses, in the section of the prospectus entitled “Selling Securityholders,” the number of shares of common stock that each selling securityholder will receive in the debt exchange and will offer for sale pursuant to the Registration Statement.
4.	We note that more than twenty of your restricted subsidiaries will guarantee the 2016 notes. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us about your compliance with these requirements. For additional guidance please see Release No. 33-7878 dated August 15, 2000, found on the Commission’s website at
http://www.sec.gov/rules/fina1/33-7878.htm.
     In response to the Staff’s comment, we believe that the Company has complied with the financial statement requirements for subsidiary guarantors. Separate condensed consolidating financial information is not required in accordance with the notes to Rule 3-10(f) of Regulation S-X since all subsidiaries of the Company are guarantors of the 2016 notes and are 100% owned and domiciled in the United States, the guarantees are full and unconditional and joint and several, and the parent company has no independent assets or operations.
Prospectus Cover Page
5.	In accordance with Item 501(b)(2) of Regulation S-K, please include in the centered text at the top of the prospectus cover page the guarantees of the 2016 notes.
     In response to the Staff’s comment, the Company has revised the cover page in Amendment No. 1 to the Registration Statement.

Ms. Era Anagnosti
January 15, 2010

Summary, page 1
Recapitalization Transactions, page 1
6.	Please indicate in the first paragraph when the rights offering will expire.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See page 1.
Selling Securityholders, page 22
7.	Please disclose whether the selling security holders are broker-dealers or affiliates of a broker-dealer. If any of the selling security holders is a broker-dealer, please state that it is an underwriter with respect to the securities that it is offering for resale. If a selling security holder is an affiliate of a registered broker-dealer, please revise to disclose the following:
o	that such selling security holder purchased in the ordinary course of business; and
o	that, at the time of purchase of the securities to be resold, the selling security holder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If the selling security holders are unable to make these representations, please state that they are underwriters. Further note that if any of the selling security holders are identified as underwriters, they may not rely on Rule 144 for the sale of any of the securities covered by the registration statement. We note your disclosure in the second paragraph of your Plan of Distribution discussion on page 93.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See pages 22 — 26.
8.	The information provided in the selling security holders table does appear to be in compliance with Item 507 of Regulation S-K. It is unclear why you are reporting the securities beneficially owned prior to the offering as zero values. Please advise or revise.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See pages 23 — 25
Description of 2016 Notes, page 34
9.	The statement in the first paragraph in this section that the “2016 notes Indenture and the related security documents that define the terms of the pledges that will secure the 2016 notes..., and not [the prospectus disclosure], define the rights of holders of the 2016 notes” implies that investors are not entitled to rely on the

Ms. Era Anagnosti
January 15, 2010

disclosure in the prospectus. Please revise to remove this statement. Please comply with this comment with respect to the third paragraph of your disclosure.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See page 34.
Note Guarantees, Page 36
10.	Please disclose whether the guarantees will be full and unconditional.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See page 36.
No Personal Liability of Directors, Officers, Employees and Stockholders, page 62
11.	Please revise the last sentence to state that the waiver “will not” rather than “may not” be effective to waive liabilities under the federal securities laws of the United States, as any agreement to waive the requirements of the federal securities laws of the United States is void under section 14 of the Securities Act.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See page 62.
Incorporation of Certain Information by Reference, page 94
12.	It appears that portions of your Form 10-K have been incorporated by reference from your definitive proxy statement filed with the Commission on April 9, 2009. Please revise your disclosure accordingly.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See page 94.
Legal Matters, page 95
13.	Please revise your disclosure to add that the validity of the securities offered by the subsidiary guarantors will also be passed upon by Alston & Bird LLP.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See page 95.
Item. 15. Indemnification of Directors and Officers
14.	Please expand the disclosure in this section to provide the information required by Item 702 of Regulation S-K for each co-registrant.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See Item 15 in Part II.

Ms. Era Anagnosti
January 15, 2010

Exhibit Index
15.	Please the file support agreement and the investment agreement as exhibits to this registration statement in accordance with Item 601(b)(4) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 to the Registration Statement. See the Exhibit Index to Amendment No. 1 to the Registration Statement.
16.	We note that you have filed form documents as exhibits 4.5, 4.6 and 4.7. Please tell us how you intend to file the final form of these exhibits upon the closing of the recapitalization transactions.
     The Company advises the Staff that it will file the final forms of Exhibits 4.5, 4.6 and 4.7 on a Current Report on Form 8-K to be filed by the Company after such documents have been executed.
Exhibit 5.1 Opinion of Alston & Bird LLP
17.	We note that the legal opinion is limited to the laws of the State of Delaware, Texas and South Carolina. Please be advised that the 2016 notes and related guarantees represent contractual obligations of the company and, therefore, counsel must opine with respect to these securities under the state contract law governing these securities. Given that the indenture is governed under the laws of the State of New York, please have counsel revise its opinion accordingly.
     In response to the Staff’s comment, Alston & Bird LLP has revised its opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.
18.	Please have counsel revise the second paragraph of the opinion to properly characterize the guarantees of the 2016 notes and remove language implying that the guarantees will be “sold” by the selling security holders.
     In response to the Staff’s comment, Alston & Bird LLP has revised its opinion filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.
* * *
     The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Era Anagnosti
January 15, 2010

     As discussed with the Staff, we would greatly appreciate the expedited review of these responses. If you have any questions or if the Staff has further comment, please call me at (404) 881-7936 or Brendan McGill at (404) 881-4487.
Sincerely,
/s/ William Scott Ortwein
William Scott Ortwein

cc:	Pamela A. Long Andrew Schoeffler Donald F. McAleenan Robert Pincus Allison L. Land Andrew M. Johnston